Filed Pursuant to Rule 433

Registration Statement No. 333-252947

Pricing Term Sheet

September 7, 2021

Union Pacific Corporation

$150,000,000 2.375% Notes due 2031 (the “2031 Notes”)

$850,000,000 2.950% Notes due 2052 (the “2052 Notes”)

Issuer:	Union Pacific Corporation

Expected Ratings (Moody’s / S&P / Fitch):	Baa1/A-/A-*

Principal Amount:

2031 Notes: The 2031 Notes offered hereby constitute a further issuance of, and will be consolidated with, the $850,000,000 principal amount of 2.375% notes due 2031 issued May 20, 2021. Upon completion of this offering the aggregate principal amount of notes outstanding will be $1,000,000,000.

2052 Notes: $850,000,000

Trade Date:	September 7, 2021

Settlement Date:	September 10, 2021 (T+3)**

Maturity Date:	2031 Notes: May 20, 2031 2052 Notes: March 10, 2052

Interest Payment Dates:	2031 Notes: May 20 and November 20, commencing on November 20, 2021 2052 Notes: March 10 and September 10, commencing on March 10, 2022

Coupon:	2031 Notes: 2.375% 2052 Notes: 2.950%

Price to Public:

2031 Notes: 103.230% of Principal Amount, plus accrued interest from May 20, 2021 to September 10, 2021, totaling $1,088,541.67, and from September 10, 2021, if any

2052 Notes: 99.980% of Principal Amount, plus accrued interest from September 10, 2021, if any

Yield to Maturity:	2031 Notes: 1.998% 2052 Notes: 2.951%

Benchmark Treasury:	2031 Notes: 1.250% UST due August 15, 2031 2052 Notes: 2.375% UST due May 15, 2051

Benchmark Treasury Price/Yield:	2031 Notes: 98-27+ / 1.373% 2052 Notes: 108-26 / 1.981%

Spread to Benchmark Treasury:	2031 Notes: +62.5 basis points 2052 Notes: +97 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to February 20, 2031 for the 2031 Notes and September 10, 2051 for the 2052 Notes, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 15 basis points, in the case of the 2031 Notes and 15 basis points, in the case of the 2052 Notes, plus, in each case, accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after February 20, 2031 for the 2031 Notes and September 10, 2051 for the 2052 Notes, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	2031 Notes: 907818 FU7 / US907818FU72 2052 Notes: 907818 FW3 / US907818FW39

Denominations:	$1,000 x $1,000

Concurrent Debt Offerings:	The Issuer is concurrently offering the 2031 Notes and the 2052 Notes.

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC Truist Securities, Inc.

Senior Co-Managers:	BofA Securities, Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect that the 2031 Notes and the 2052 Notes (collectively, the “Notes”) will be delivered against payment therefor on or about September 10, 2021, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the date of pricing should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. (toll-free) at 1-888-603-5847, Citigroup Global Markets Inc. (toll-free) at 1-800-831-9146, U.S. Bancorp Investments, Inc. (toll-free) at 1-877-558-2607 or Wells Fargo Securities, LLC (toll-free) at 1-800-645-3751.

This pricing term sheet supplements, and should be read in conjunction with, the Issuer’s preliminary prospectus supplement dated September 7, 2021 and the accompanying prospectus dated February 10, 2021 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.